NEWS RELEASE

INTEROIL ENTERS INTO HEADS OF AGREEMENT WITH PACIFIC
RUBIALES ENERGY FOR INTEREST IN TRICERATOPS AND PPL237

Port Moresby and Houston, TX -- April 30, 2012 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil” or the “Company”) announced that it has signed a binding Heads of Agreement with Pacific Rubiales Energy (TSE:PRE) whereby PRE can earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling US$116 million, an additional carry of a portion of the costs of an agreed exploration work program, and a final resource payment. PRE’s gross participating interest is subject to the Government of Papua New Guinea´s back-in rights provided for in relevant PNG legislation.

This transaction is not associated with the planned sale of an interest in the Elk and Antelope fields and related LNG equity partnering process targeted for the second quarter of 2012.

In accordance with the HOA, the farm-in is subject to the accomplishment of certain milestones over a one year period (generally, execution of definitive documents and acceptance of registration of the assignment documents by the Government of Papua New Guinea) and other standard industry conditions. Key commercial terms to acquire a 10.0% net participating interest in the PPL237 license, including the Triceratops structure, include the following:

•	an initial cash payment of US$20 million;

•	additional cash payments aggregating US$70 million for the Triceratops structure US$26 million for the balance of PPL237; and

•	a carry, of an additional 25% of the expenditures associated with a 250 km 2D seismic program, the drilling, testing and completion of the Triceratops-2 well appraisal well currently underway and six additional appraisal wells planned on the Triceratops structure, and the drilling, testing and completion of four new appraisal wells planned for other locations within PPL237.

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•	PRE is entitled to be repaid the 25% carry from cash flows from production and from reimbursement by the Government of Papua New Guinea in the event it decides in due course to exercise its back-in rights under relevant PNG legislation.

•	Based on current cost assumptions and assuming the full work program is completed, the initial cash payments and work program consideration are estimated to represent a combined total value of US$345 million, plus a final resource payment as outlined below.

The final resource payment is intended to be determined after completion of the planned Triceratops-8 appraisal well, and calculated on volumes based on the total amount of Certified Resources within the Triceratops structure comprised of gas classified as 1P or 1C, at US$3.85/mmbtu, and 2P or 2C at US$2.85/mmbtu, and condensate or oil classified as 1P or 1C, at US$36/boe and 2P or 2C at US$30/boe; less adjustments related to the initial cash payments and the carried costs. The final resource payment will be paid out over time, similar to a royalty payment structure, with InterOil and other upstream interest holders receiving 70% of all cash flows from PRE’s participating interest in commercial sales proceeds until the entire final resource payment is paid in full.

The transaction will be subject to satisfaction of closing conditions by June 15th, 2013. Otherwise, PRE will be reimbursed out of future upstream production proceeds.

“InterOil and its partners are pleased to enter into this mutually beneficial transaction with Pacific Rubiales, a company with a market capitalization of US$ 9 billion and a track record of successful exploration and production development demonstrated by current production of over 250,000 barrels of oil per day,” stated Mr. Phil Mulacek, Chief Executive Officer of InterOil. “We look forward to continuing our relationship with PRE and to accelerating appraisal and development of the Triceratops gas and condensate field in Papua New Guinea.”

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About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Oil and Gas Disclosure

References to Certified Resources within this press release of: (i) 1C, 2C and 3C are references to the low estimate, best estimate, and high estimate of contingent resources, respectively, and (ii) 1P, 2P and 3P are references to reserve categories of proved (1P), proved + probable (2P), and proved + probable + possible (3P), respectively, all as determined in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

References to "boe" are to barrels of oil equivalent. All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular: business plans, goals and strategies, exploration activities, including a 250 km 2D seismic program, the drilling, testing and completion of the Triceratops-2 well appraisal well currently underway and six additional appraisal wells planned on the Triceratops Structure, and the drilling, testing and completion of four new appraisal wells planned for other locations within PPL237, the potential existence of gas or other hydrocarbons, the characteristics of the area drilled by the Triceratops 2 well (including the potential existence and nature of a hydrocarbon reservoir), payments to be made by PRE to InterOil, finalization of agreements with Pacific Rubiales, approval and registration of the assignment of the participating interest by the PNG Government, the costs of exploring PPL 237, and results and timing of the sale of interests in the Elk and Antelope fields and related LNG equity partnering process. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, the terms of the HOA, expected future developments, the regulatory environment, and other factors it believes are appropriate in the circumstances, including exploration data previously obtained in relation to the Triceratops field, bids received for major components of the project, industry standard investment hurdle rates, estimated commodity prices, estimates of the project development costs and estimated timing of the start of the project, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no guarantee that any hydrocarbons will be discovered in commercial quantities in PPL 237 or the Triceratops Structure or that if they are discovered, any such hydrocarbons will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

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